SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: May 7, 2013

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC V4A 4N2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Release dated April 24, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation
(Registrant)

James E. Sinclair
Date: May 7, 2013
James E. Sinclair, President and CEO

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE MKT LLP: TRX South Surrey Office:
Suite 404 – 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release – April 24, 2013

Tanzanian Royalty Announces Potential Tungsten (W) Occurrences In North- West Tanzania From Licence Held by North West Base Metals (NWBM), A Subsidiary of TRX. Grades of Up to 0.40% Tungsten oxide (‘WO3’) have been returned from 23 Grab Samples Taken from Trenches and Rock Outcrops.

Tanzanian Royalty Exploration Corporation is pleased to announce that assay results from 23 grab samples from trenches and rock outcrops in a recent reconnaissance visit to licence held by North West Base Metals (NWBM), a subsidiary of TRX, confirms the area to be potential for base-metal mineralization of tin, tungsten, wolframite and lithium minerals.

Sampling confirmed significant tungsten oxide (‘WO3’) values – best results include:

•	J.3301: Weighted average 0.40% WO3 from quartz vein lode
•	J.3308: Weighted average 0.24% WO3 from mica granite
•	J.3309: Weighted average 0.11% WO3 from quartz vein lode
•	J.3313: Weighted average 0.06% WO3 from quartz vein in trench
•	J.3318: Weighted average 0.08% WO3 from meta-sediments on granite contact
•	J.3322: Weighted average 0.06% WO3 from quartz vein lode
•	J.3323: Weighted average 0.16% WO3 from quartz vein lode

The mineralization is found in the Kyerwa Tin fields of Northwest Tanzania in the Karagwe-Ankolean Precambrian Belt around mica rich intrusive granites. The Kyerwa Tin fields are approximately 8 km wide and 48 km long within the Karagwe-Ankolean, phyllite-sericite schist-quartzite, metasediments belt.

The sedimentary features of Karagwe – Ankolean rocks reflect shallow-water deposition; low-grade metamorphism has converted many of these units to sericite schists and quartzites. Mica rich granite complexes intrude rocks of this system, and host tin and tungsten mineralization in veins within alteration haloes which surround the intrusive.

Cassiterite (tin oxide) veins are associated with the granites, but occur mostly in the surrounding country rocks. The deposits are both hydrothermal and pegmatitic; hydrothermal deposits contain most of the tin, and pegmatitic deposits contain some columbite-tantalite (coltan) and beryl.

Mr. Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania) commented, “We are excited to see the results with significant amounts of tungsten (W) and other base metals from a few reconnaissance grab samples collected from different areas on the licence, increasing our confidence in the resource potential for the highly prized base metals these licences in the Kyerwa area may possess."

Sample Protocol and QA/QC

The samples chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Base metal analysis reported in this release was performed by the induced coupled plasma (ICP90A) analytical method which is a technique for the determination of elements in samples based on atomic emission spectrometer (AES), where an inductively coupled plasma (ICP) is generated by directing the energy of radio frequency generator into a suitable gas, in this case, ICP-argon (ICP90A). All assays were performed by SGS Laboratory in South Africa. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA-QC program includes duplicate samples, blanks and analytical standards.

SGS laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

Phillip Kaniki Bsc. Geology is a qualified person registered as a Chartered Professional member of the Australasian Institute of Mining and Metallurgy MAusIMM CP (Geo) (Reg. No 221963/07) and has reviewed the technical information that this press release contains.

Respectfully submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.